Mail Stop 4561

May 22, 2008

Joseph K. Pagano
Chairman and Chief Executive Officer
SentiSearch, Inc.
1217 South Flager Drive, 3rd Floor
West Palm Beach, FL 33401

Re: SentiSearch, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: May 16, 2008
File No. 000-52320

Dear Mr. Pagano:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A

Proposal 2, page 8

1.   With respect to the stock options granted in March and May 2008, disclose the prices, expiration dates and other material conditions upon which the options may be exercised. Also disclose the market value of the securities underlying the options. See Items 10(b)(2)(i)(B) and (D) of Schedule 14A.

2.   With respect to your May 2008 financing transaction, please disclose the general effect that the issuance of the additional shares of your common stock will have on the rights of your existing shareholders. See Item 11(d) of Schedule 14A.

3.   You disclose that you expect to raise an additional $100,000 to $200,000 from the investors who participated in your May 2008 financing transaction. Please

disclose whether you expect the terms of the new transaction to be substantially similar in all material respects to the financing transaction completed in May 2008. If you anticipate that the transaction will be completed on different terms, provide as complete a description of your proposed financing as possible within the limits set by Rule 135c under the Securities Act. For example, you should state the title, amount and basic terms of the securities to be offered, the timing of the offering and a brief statement of the manner and purpose of the offering. Please also disclose , if true, that you have no other plans proposals or arrangements at this time to issue any shares of your newly authorized common stock.

*   *   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel